Exhibit 99.1

Mitel Reports Fourth Quarter and Fiscal Year 2010 Financial Results

OTTAWA, Ontario – June 30, 2010 – Mitel® (Nasdaq: MITL), a leading provider of unified communications software solutions, today announced its financial results for the fourth quarter and fiscal year ended April 30, 2010. All financial results are in US dollars.

Financial Highlights

•	Revenue for the fourth quarter was $163.9 million, compared to $162.2 million in the third quarter.
•	Non-GAAP net income for the fourth quarter was $17.4 million, compared to $14.3 million for the third quarter.
•	Successful completion of our initial public offering on April 27, 2010 with approximately $147 million in gross proceeds.
•	Cash and cash equivalents as of April 30, 2010 were $76.6 million, up 170 percent compared to a year ago.
•	Operating cash flows for fiscal 2010 were $34.4 million, an increase of 290 percent from fiscal 2009.

Revenue for the fourth quarter was $163.9 million, compared to non-GAAP revenue of $166.7 million for the fourth quarter of 2009. For the fiscal year 2010, revenue was $647.9 million, compared to non- GAAP revenue of $730.4 million for fiscal year 2009. For comparison purposes, non-GAAP revenue for the fourth quarter and fiscal year 2009 excludes the impact of a one-time $4.7 million licensing revenue benefit Mitel received in the fourth quarter of fiscal 2009.

Net income for the fourth quarter of fiscal 2010 was $22.0 million, or a loss per share of $5.43. This compares to a net loss of $252.0 million, or a loss of $18.37 per share, in the same period last year. For fiscal 2010, net income was $37.2 million, or a loss per share of $7.30. This compares to a net loss of $193.5 million, or $16.38 per share, for fiscal 2009. Non-GAAP net income for the fourth quarter of fiscal 2010 was $17.4 million, or $0.31 per share. This compares to non-GAAP net income of $21.3 million, or $0.38 per share in the fourth quarter of fiscal 2009. For fiscal 2010, non-GAAP net income was $49.1 million, or $0.87 per share. This compares to non-GAAP net income of $25.3 million, or $0.45 per share for the prior fiscal year. Please refer to the GAAP to non-GAAP reconciliation tables in this release.

Adjusted EBITDA (as defined below) for the fourth quarter of fiscal 2010 was $25.3 million and for fiscal 2010 was $89.8 million. Adjusted EBITDA for the fourth quarter of fiscal 2009 was $29.5 million and for fiscal 2009 was $78.7 million. Excluding the impact of the $4.7 million licensing revenue in the fourth quarter of 2009, adjusted EBITDA for the fourth quarter of fiscal 2009 was $24.8 million and for fiscal 2009 was $74.0 million. After reflecting this adjustment, adjusted EBITDA in the fourth quarter and fiscal 2010 grew 2.0% and 21.4% year over year, respectively.

“Mitel’s continued investments in our IP-based communications solutions and channel and partner development have allowed us to grow market share worldwide,” said Don Smith, chief executive officer, Mitel. “Mitel remains at the forefront of delivering products that save our customers money and support their rapidly evolving IT strategies. In fiscal 2010, partnerships with VMware and Research In Motion have allowed us to develop solutions aimed at two growing trends—the move toward “virtualized” call control and an increasingly mobile workforce.”

“Our recently completed initial public offering improved our financial flexibility and strengthened the Mitel brand name,” stated Steve Spooner, chief financial officer, Mitel. “The continued adoption of our UCC applications drove gross margin improvements throughout fiscal 2010. We remain focused on improving our operational efficiency and we achieved non-GAAP operating margins of 13.2 percent and adjusted EBITDA margins of 15.4 percent in the fourth quarter.”

Business Highlights

•	New customer highlights: Stone & Youngberg, Ashford Borough Council, Spalding University, Ideal Integration, ALM Holdings, Bouygues Construction, and Summit Automotive.
•	Honored with the Frost & Sullivan 2010 Global New Product Innovation Award for Virtual Mitel Communications Director.
•	Joined BlackBerry® Alliance Program and announced plans to deliver Mitel Mobility for BlackBerry Mobile Voice System 5.
•	Received the Global Technology Innovator Award at VMware Partner Exchange.
•

Announced Virtual Mitel Communications Director (Virtual MCD), part of the new Mitel Virtual Solutions software portfolio, the first real-time voice application designed for the VMware vSphere™ 4 platform.

•

Introduced Mitel Multi-Instance Communications Director (MICD) offering both enterprises and service providers a software-based communication services platform for delivery of private or public cloud-based communications services.

•

Launched Mitel Mobile, a wireless voice and data service designed for corporate customers in the U.S. The service is fully integrated with Mitel’s leading unified communications and collaboration (UCC) applications and offers business customers the ability to work with a single vendor for all of their customer premise, wireline, wireless, voice, and data communications needs.

Business Outlook

The following is the company’s outlook for the first quarter of fiscal 2011 ending July 31, 2010:

•	Revenue is expected to be in the range of $163 to $167 million.
•	Gross margin is expected to be in the range of 48 to 49 percent.
•

Non-GAAP operating expenses as a percent of revenue are expected to be in the range of 37 to 38 percent. This excludes amortization of $5.7 million for acquisition related intangible assets and stock-based compensation expense of $1.2 million.

•	Diluted shares outstanding are expected to be approximately 57 million.

Conference Call Information

Mitel will host an investor conference call and live webcast today at 5:00 p.m. EDT (2:00 p.m. PDT) to discuss its financial results for the fourth quarter and fiscal year ended April 30, 2010. To access the conference call, dial 888-857-6930 and enter pass code 9175482. Callers outside the US and Canada should dial 719-325-2100 and enter pass code 9175482. A replay of the conference call will be available through Monday, July 5, 2010. To access the replay, please dial 888-203-1112 and enter pass code 9175482. Callers outside the US and Canada should dial 647-436-0148 and enter pass code 9175482. The live webcast will be accessible on Mitel’s investor relations website at http://investor.mitel.com/ and will be archived and available on this site for at least three months.

Adjusted EBITDA

Adjusted EBITDA is defined as consolidated net income (loss) before (1) interest expense, (2) income tax (recovery) expense, (3) amortization and depreciation, (4) foreign exchange (gain) or loss, (5) fair value adjustment on derivative instruments, (6) debt and warrant retirement costs, including write-off of related deferred financing costs, (7) impairment of goodwill, (8) special charges, integration and merger related costs, (9) gain on litigation settlement, and (10) stock-based compensation. For a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable U.S. GAAP measure, see attached “Reconciliation of Net Income to Adjusted EBITDA”.

Adjusted EBITDA is not a measure calculated in accordance with U.S. GAAP. Adjusted EBITDA should not be considered as an alternative to net income, income from operations or any other measure of financial performance calculated and presented in accordance with U.S. GAAP. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments and the reasons we consider them appropriate, as well as the material limitations of non-GAAP measures and the manner in which we compensate for those limitations. See “Selected Consolidated Financial Data” in Mitel’s prospectus dated April 21, 2010, which has been filed with the U.S. Securities and Exchange Commission and Canadian securities authorities.

Non-GAAP Financial Measurements

To supplement our consolidated financial statements presented on a GAAP basis, Mitel uses non-GAAP measures of operating results, net income and income per share, which are adjusted to exclude certain costs, expenses, gains and losses we believe appropriate to enhance an overall understanding of our past financial performance and also our prospects for the future. These adjustments to our current period and comparative prior period GAAP results are made with the intent of providing both management and investors a more complete understanding of Mitel’s underlying operational results and trends and our marketplace performance. For example, the non-GAAP results are an indication of our baseline performance before gains, losses or other charges that are considered by management to be outside of our core operating results. In addition, these adjusted non-GAAP results are among the primary indicators management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for net income or diluted net income per share prepared in accordance with generally accepted accounting principles in the United States.

Forward-Looking Statements

Some of the statements in this press release are forward-looking statements within the meaning of applicable U.S. and Canadian securities laws that reflect Mitel’s current views with respect to future events and its financial results, performance, financial position or achievements. Statements that include the words “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “believe,” “project,” “anticipate” and similar statements of a forward-looking nature, or the negatives of those statements, identify forward-looking statements. In particular, this press release may contain forward looking statements pertaining to, among other matters: general global economic conditions; our business strategy, plans and objectives for future operations, industry, future economic performance, profitability and financial condition; the costs of operating as a public company; and our research and development expenditures. These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. In making these statements we have made assumptions regarding, among other things: stable foreign exchange rates for the U.S. dollar to both the U.K. pound sterling and the euro; no unforeseen changes occurring in the competitive landscape that would affect our industry; a stable or recovering economic environment; no significant event occurring outside the ordinary course of our business; and stable interest rates. Actual events or Mitel’s results, performance, financial position or achievements could differ materially from those contemplated, expressed or implied by such forward-looking statements as a result of various risks and uncertainties, including the risks factors described under the heading “Risk Factors” in Mitel’s prospectus, dated April 21, 2010, which has been filed with the U.S. Securities and Exchange Commission and Canadian securities authorities. Except as required by law, Mitel is under no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Mitel

Mitel Networks (NASDAQ: MITL) is a global provider of business communications solutions and services, consisting of unified communications and collaboration software applications, IP telephony platforms, mobility applications and managed and network services. Mitel enables businesses of all sizes to move beyond basic fixed telephony tools toward integrated multi-media collaboration solutions, accessible from anywhere, helping to improve performance, gain competitive advantage, and reduce costs. Mitel’s global headquarters are in Ottawa, Canada, US headquarters are in Chandler, Arizona and EMEA headquarters are in Caldicot, UK, with offices, partners, and resellers worldwide.

Mitel and the Mitel logo are registered trademarks of Mitel Networks Corporation.

All other trademarks are the property of their respective owners.

Contact Information:

Megan Lane (media), 617-779-1854, mlane@shiftcomm.com Twitter: @BostonPRPro

Kevin Johnson (media and industry analysts), 613-592-2122 x6690, kevin_johnson@mitel.com Twitter: @Kevin_Johnson

Cynthia Hiponia (investor relations), 613-592-2122 x1992, investorrelations@mitel.com

MITL-F

MITEL NETWORKS CORPORATION

(incorporated under the laws of Canada)

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions of US dollars, except share amounts)

(Unaudited)

	April 30, 2010	April 30, 2009
ASSETS
Current assets:
Cash and cash equivalents	$76.6	$28.4
Accounts receivable	121.5	112.4
Sales-type lease receivables	33.8	30.2
Inventories	26.7	33.1
Deferred tax asset	15.0	7.8
Other current assets	46.5	52.5

	320.1	264.4
Non-current portion of sales-type lease receivables	29.2	29.2
Deferred tax asset	5.0	6.0
Property and equipment	17.0	21.7
Goodwill and intangible assets	257.6	279.4
Other non-current assets	12.1	22.4

	641.0	623.1

LIABILITIES, REDEEMABLE SHARES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities:
Bank indebtedness	$0.1	$30.2
Accounts payable and accrued liabilities	114.9	132.4
Deferred revenue	46.2	48.3
Current portion of long-term debt	4.0	4.0

	165.2	214.9
Long-term debt	345.7	420.6
Deferred tax liability	70.9	76.1
Pension liability	68.1	20.1
Other non-current liabilities	46.0	72.0

	695.9	803.7
Convertible, redeemable preferred shares, without par value	—	249.5
Shareholders’ deficiency	(54.9)	(430.1)

	641.0	623.1

MITEL NETWORKS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of US dollars, except per share amounts)

	Quarter Ended April 30, 2010 (Unaudited)	Quarter Ended April 30, 2009 (Unaudited)	Year Ended April 30, 2010 (Audited)	Year Ended April 30, 2009 (Audited)
Revenues:
Telecommunications	$145.2	$152.7	$572.4	$662.0
Network services	18.7	18.7	75.5	73.1

	163.9	171.4	647.9	735.1

Cost of revenues:
Telecommunications	73.7	77.3	291.1	348.9
Network services	10.3	10.2	42.9	41.7

	84.0	87.5	334.0	390.6

Gross margin	79.9	83.9	313.9	344.5

Expenses:
Selling, general and administrative	51.6	52.0	211.3	248.5
Research and development	12.5	11.7	51.7	60.1
Special charges, integration and merger-related costs	1.7	2.2	5.2	23.3
Gain on litigation settlement	(5.5)	—	(5.5)	—
Impairment of goodwill	—	284.5	—	284.5

	60.3	350.4	262.7	616.4

Operating Income (loss)	19.6	(266.5)	51.2	(271.9)
Interest expense	(6.0)	(9.2)	(29.8)	(40.1)
Debt and warrant retirement costs, including write-off of related deferred financing costs	(1.0)	—	(1.0)	—
Fair value adjustment on derivative instruments	7.4	12.1	7.4	100.2
Other income (expense), net	0.4	0.4	0.9	(0.8)

Income (loss) before income taxes	20.4	(263.2)	28.7	(212.6)
Current income tax expense (recovery)	2.8	(1.8)	4.1	(0.7)
Deferred income tax recovery	(4.4)	(9.4)	(12.6)	(18.4)

Net income (loss)	22.0	(252.0)	37.2	(193.5)

Net loss attributable to common shareholders	(86.7)	(262.9)	(107.3)	(234.5)
Loss attributable per common share (basic and diluted)	$(5.43)	$(18.37)	$(7.30)	$(16.38)
Weighted-average number of common shares outstanding:	15.9	14.3	14.7	14.3

MITEL NETWORKS CORPORATION

GAAP to NON-GAAP Reconciliation

(in millions of US dollars, except per share amounts)

(Unaudited)

	Quarter Ended April 30, 2010
	GAAP	Excluded		Non-GAAP
Revenues:
Telecommunications	$145.2			$145.2
Network services	18.7			18.7

	163.9	—		163.9

Cost of revenues:
Telecommunications	73.7			73.7
Network services	10.3			10.3

	84.0	—		84.0

Gross margin	79.9	—		79.9

Expenses:
Selling, general and administrative	51.6	(0.9	)(1)	45.8
		(4.9	)(2)
Research and development	12.5			12.5
Special charges, integration and merger-related costs	1.7	(1.7	)(3)	—
Gain on litigation settlement	(5.5)	5.5	(4)	—

	60.3	(2.0)		58.3

Operating income	19.6	2.0		21.6
Interest expense	(6.0)			(6.0)
Debt and warrant retirement costs, including write-off of deferred financing costs	(1.0)	1.0	(5)	—
Fair value adjustment on derivative instruments	7.4	(7.4	)(6)	—
Other income	0.4	(0.1	)(7)	0.3

Income before income taxes	20.4	(4.5)		15.9
Income tax recovery	(1.6)	0.1	(8)	(1.5)

Net income	22.0	(4.6)		17.4

Net income attributable per common shareholders	(86.7)	(4.6	)(9)	17.4
		12.5	(10)
		96.2	(11)
Net income per common share	$(5.43)			$0.31
Weighted-average number of common shares outstanding	15.9	40.8	(12)	56.7

(1)	Excluded amount represents stock-based compensation expense

(2)	Excluded amount represents amortization of acquisition related intangible assets

(3)	Excluded amount represents restructuring, integration and merger-related costs

(4)	Excluded amount represents gain on litigation settlement

(5)	Excluded amount represents non-cash write-off of deferred financing costs associated with long-term debt repayment associated with the Company’s IPO

(6)	Excluded amount represents non-cash charge for mark-to-market adjustment on derivative instruments

(7)	Excluded amount represents foreign exchange gain recorded in period

(8)	Excluded amount represents tax effect of Items (1) through (7)

(9)	Represents adjustments to net income, above

(10)	Excluded amount represents non-cash accretion on Class 1 Preferred Shares

(11)	Excluded amount represents non-cash adjustment to equity related to the conversion of the Class 1 Preferred Shares

(12)	Due to the change in capital structure as a result of the initial public offering and related transactions, the non-GAAP weighted-average common shares shown reflects the fully diluted common shares as at April 30, 2010.

MITEL NETWORKS CORPORATION

GAAP to NON-GAAP Reconciliation

(in millions of US dollars, except per share amounts)

(Unaudited)

	Quarter Ended April 30, 2009
	GAAP	Excluded		Non-GAAP
Revenues:
Telecommunications	$152.7	$(4.7	)(1)	$148.0
Network services	18.7			18.7

	171.4	(4.7)		166.7

Cost of revenues:
Telecommunications	77.3			77.3
Network services	10.2			10.2

	87.5	—		87.5

Gross margin	83.9	(4.7)		79.2

Expenses:
Selling, general and administrative	52.0	(0.6	)(2)	45.6
		(5.8	)(3)
Research and development	11.7			11.7
Special charges, integration and merger-related costs	2.2	(2.2	)(4)	—
Impairment of goodwill	284.5	(284.5	)(5)	—

	350.4	(293.1)		57.3

Operating income (loss)	(266.5)	288.4		21.9
Interest expense	(9.2)			(9.2)
Fair value adjustment on derivative instruments	12.1	(12.1	)(6)	—
Other income (expense)	0.4	(0.1	)(7)	0.3

Income (loss) before income taxes	(263.2)	276.2		13.0
Income tax recovery	(11.2)	2.9	(8)	(8.3)

Net income (loss)	(252.0)	273.3		21.3

Net income (loss) attributable per common shareholders	(262.9)	273.3	(9)	21.3
		10.9	(10)
Net income (loss) per common share	$(18.37)			$0.38
Weighted-average number of common shares outstanding	14.3	42.4	(11)	56.7

(1)	Excluded amount represents a cross-licensing agreement benefit that was completed in conjunction with the dismissal of pending litigation

(2)	Excluded amount represents stock-based compensation expense

(3)	Excluded amount represents amortization of acquisition related intangible assets

(4)	Excluded amount represents restructuring, integration and merger-related costs

(5)	Excluded amount represents non-cash for goodwill impairment

(6)	Excluded amount represents non-cash charge for mark-to-market adjustment on derivative instruments

(7)	Excluded amount represents foreign exchange gain recorded in period

(8)	Excluded amount represents tax effect of Items (1) through (7)

(9)	Represents adjustments to net income, above

(10)	Excluded amount represents non-cash accretion on Class 1 Preferred Shares

(11)	Due to the change in capital structure as a result of the initial public offering and related transactions, the non-GAAP weighted-average common shares shown reflects the fully diluted shares as at April 30, 2010.

MITEL NETWORKS CORPORATION

GAAP to NON-GAAP Reconciliation

(in millions of US dollars, except per share amounts)

(Unaudited)

	Fiscal Year Ended April 30, 2010
	GAAP	Excluded		Non-GAAP
Revenues:
Telecommunications	$572.4			$572.4
Network services	75.5			75.5

	647.9	—		647.9

Cost of revenues:
Telecommunications	291.1			291.1
Network services	42.9			42.9

	334.0	—		334.0

Gross margin	313.9	—		313.9

Expenses:
Selling, general and administrative	211.3	(3.3	)(1)	185.8
		(22.2	)(2)
Research and development	51.7			51.7
Special charges, integration and merger-related costs	5.2	(5.2	)(3)	—
Gain on litigation settlement	(5.5)	5.5	(4)	—

	262.7	(25.2)		237.5

Operating income	51.2	25.2		76.4
Interest expense	(29.8)			(29.8)
Debt and warrant retirement costs, including write-off of deferred financing costs	(1.0)	1.0	(5)	—
Fair value adjustment on derivative instruments	7.4	(7.4	)(6)	—
Other income	0.9	0.3	(7)	1.2

Income before income taxes	28.7	19.1		47.8
Income tax recovery	(8.5)	7.2	(8)	(1.3)

Net income	37.2	11.9		49.1

Net income attributable per common shareholders	(107.3)	11.9	(9)	49.1
		48.3	(10)
		96.2	(11)
Net income per common share	$(7.30)			$0.87
Weighted-average number of common shares outstanding	14.7	42.0	(12)	56.7

(1)	Excluded amount represents stock-based compensation expense

(2)	Excluded amount represents amortization of acquisition related intangible assets

(3)	Excluded amount represents restructuring, integration and merger-related costs

(4)	Excluded amount represents gain on litigation settlement

(5)	Excluded amount represents write-off of deferred financing costs associated with long-term debt repayment associated with the Company's IPO

(6)	Excluded amount represents non-cash charge for mark-to-market adjustment on derivative instruments

(7)	Excluded amount represents foreign exchange loss recorded in period

(8)	Excluded amount represents tax effect of Items (1) through (7)

(9)	Represents adjustments to net income, above

(10)	Excluded amount represents non-cash accretion on Class 1 Preferred Shares

(11)	Excluded amount represents non-cash adjustment to equity related to the conversion of the Class 1 Preferred Shares

(12)	Due to the change in capital structure as a result of the initial public offering and related transactions, the non-GAAP weighted-average common shares shown reflects the fully diluted common shares as at April 30, 2010.

MITEL NETWORKS CORPORATION

GAAP to NON-GAAP Reconciliation

(in millions of US dollars, except per share amounts)

(Unaudited)

	Fiscal Year Ended April 30, 2009
	GAAP	Excluded		Non-GAAP
Revenues:
Telecommunications	$662.0	$(4.7	)(1)	$657.3
Network services	73.1			73.1

	735.1	(4.7)		730.4

Cost of revenues:
Telecommunications	348.9			348.9
Network services	41.7			41.7

	390.6	—		390.6

Gross margin	344.5	(4.7)		339.8

Expenses:
Selling, general and administrative	248.5	(2.4	)(2)	222.5
		(23.6	)(3)
Research and development	60.1			60.1
Special charges, integration and merger-related costs	23.3	(23.3	)(4)	—
Impairment of goodwill	284.5	(284.5	)(5)	—

	616.4	(333.8)		282.6

Operating income (loss)	(271.9)	329.1		57.2
Interest expense	(40.1)			(40.1)
Fair value adjustment on derivative instruments	100.2	(100.2	)(6)	—
Other income	(0.8)	3.2	(7)	2.4

Income (loss) before income taxes	(212.6)	232.1		19.5
Income tax recovery	(19.1)	13.3	(8)	(5.8)

Net income (loss)	(193.5)	218.8		25.3

Net income (loss) attributable per common shareholders	(234.5)	218.8	(9)	25.3
		41.0	(10)

Net income (loss) per common share	$(16.38)			$0.45
Weighted-average number of common shares outstanding	14.3	42.4	(11)	56.7

(1)	Excluded amount represents a cross-licensing agreement that was completed in conjunction with the dismissal of pending litigation

(2)	Excluded amount represents stock-based compensation expense

(3)	Excluded amount represents amortization of acquisition related intangible assets

(4)	Excluded amount represents restructuring, integration and merger-related costs

(5)	Excluded amount represents non-cash for goodwill impairment

(6)	Excluded amount represents non-cash charge for mark-to-market adjustment on derivative instruments

(7)	Excluded amount represents foreign exchange loss recorded in period

(8)	Excluded amount represents tax effect of Items (1) through (7)

(9)	Represents adjustments to net income, above

(10)	Excluded amount represents non-cash accretion on Class 1 Preferred Shares

(11)	Due to the change in capital structure as a result of the initial public offering and related transactions, the non-GAAP weighted-average common shares shown reflects the fully diluted common shares as at April 30, 2010.

MITEL NETWORKS CORPORATION

Reconciliation of Net Income to Adjusted EBITDA

(in millions of US dollars)

(Unaudited)

	Quarter Ended April 30, 2010	Quarter Ended April 30, 2009	Year Ended April 30, 2010	Year Ended April 30, 2009
Net income (loss)	$22.0	$(252.0)	$37.2	$(193.5)
Interest expense	6.0	9.2	29.8	40.1
Current income tax expense (recovery)	2.8	(1.8)	4.1	(0.7)
Deferred income tax recovery	(4.4)	(9.4)	(12.6)	(18.4)
Fair value adjustment on derivative instruments	(7.4)	(12.1)	(7.4)	(100.2)
Impairment of goodwill	—	284.5	—	284.5
Special charges, integration and merger-related costs	1.7	2.2	5.2	23.3
Gain on litigation settlement	(5.5)	—	(5.5)	—
Debt and warrant retirement costs, including write-off of related deferred financing costs	1.0	—	1.0	—
Stock-based compensation	0.9	0.6	3.3	2.4
Amortization and depreciation	8.3	8.4	34.4	38.0
Foreign exchange (gain) loss	(0.1)	(0.1)	0.3	3.2

Adjusted EBITDA	25.3	29.5	89.8	78.7